DDi Corp.
1120 Simon Circle
Anaheim, California 92806

May 27, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: DDi Corp. — Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of DDi Corp., a Delaware corporation (the “Issuer”), the Issuer is transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-3 (the “Registration Statement”) of the Issuer, including the exhibits thereto, for the registration under the Securities Act of non-transferable common stock subscription rights and the underlying shares of common stock with a proposed maximum aggregate offering price of $75,000,000 (the “Securities”).

The Issuer has previously wired to the Commission’s account at Mellon Bank $8,827.50 in payment of the requisite registration fee with respect to the Securities, calculated as set forth on the facing page of the Registration Statement.

Please direct any questions or comments regarding the foregoing to the undersigned at (714) 688-7200.

Very truly yours,

/s/ Timothy J. Donnelly

Timothy J. Donnelly
Vice President and General Counsel of
DDi Corp.